GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information

Distribution Information

1. Distribution Summary
2. Factor Summary
3. Components Information
4. Interest Summary
5. Other Income Detail *(Not Applicable)*
6. Interest Shortfalls, Compensation and Expenses
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*
8. Collateral Summary
9. Repurchase Information
10. Loan Status Report (Delinquencies)
11. Deal Delinquencies (30 Day Buckets)
12. Loss Mitigation and Servicing Modifications
13. Losses and Recoveries
14. Credit Enhancement Report *(Not Applicable)*
15. Distribution Percentages
16. Overcollateralization Summary *(Not Applicable)*
17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts *(Not Applicable)*
18. Performance Tests
19. Lender Paid Mortgage Insurance *(Not Applicable)*
20. Comments

Deal Information

Deal Name:	Residential Funding Mtg Sec I, 2007-S5
Asset Type:	Mortgage Backed Pass-Through Certificates
Closing Date:	05/30/2007
First Distribution Date:	06/25/2007
Determination Date:	08/23/2007
Distribution Date:	08/27/2007
Record Date:	
Book-Entry:	07/31/2007
Definitive:	07/31/2007
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Darren Aiello
Telephone:	818-260-1494
Pool(s) :	40533

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	749580AA4	250,000,000.00	246,671,440.70	6.00000000	1,834,697.09	1,233,357.20	3,068,054.29	0.00	0.00	0.00	244,836,743.61
A-2	749580AB2	100,000,000.00	98,668,576.28	6.00000000	733,878.84	493,342.88	1,227,221.72	0.00	0.00	0.00	97,934,697.44
A-3	749580AC0	52,527,000.00	51,980,103.68	6.00000000	301,435.53	259,900.52	561,336.05	0.00	0.00	0.00	51,678,668.15
A-4	749580AD8	40,310,000.00	40,310,000.00	6.00000000	0.00	201,550.00	201,550.00	0.00	0.00	0.00	40,310,000.00
A-5	749580AE6	1,680,000.00	1,680,000.00	6.00000000	0.00	8,400.00	8,400.00	0.00	0.00	0.00	1,680,000.00
A-6	749580AF3	4,512,000.00	4,512,000.00	6.00000000	0.00	22,560.00	22,560.00	0.00	0.00	0.00	4,512,000.00
A-7	749580AG1	21,740,000.00	21,740,000.00	6.00000000	0.00	108,700.00	108,700.00	0.00	0.00	0.00	21,740,000.00
A-8	749580AH9	29,348,000.00	29,348,000.00	6.00000000	0.00	146,740.00	146,740.00	0.00	0.00	0.00	29,348,000.00
A-P	749580AL0	3,733,389.86	3,725,375.81	0.00000000	26,177.58	0.00	26,177.58	0.00	0.00	0.00	3,699,198.23
A-V	749580AM8	524,844,825.95 [1]	519,601,703.84 [1]	0.12532382	0.00	54,265.39	54,265.39	0.00	0.00	0.00	516,691,283.70 [1]
R	749580AN6	200.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	749580AQ9	12,596,700.00	12,579,882.56	6.00000000	8,538.78	62,899.41	71,438.19	0.00	0.00	0.00	12,571,343.78
M-2	749580AR7	3,149,000.00	3,144,795.87	6.00000000	2,134.57	15,723.98	17,858.55	0.00	0.00	0.00	3,142,661.30
M-3	749580AS5	2,099,400.00	2,096,597.16	6.00000000	1,423.10	10,482.99	11,906.09	0.00	0.00	0.00	2,095,174.06
B-1	749580AU0	1,049,700.00	1,048,298.58	6.00000000	711.55	5,241.49	5,953.04	0.00	0.00	0.00	1,047,587.03
B-2	749580AV8	1,049,700.00	1,048,298.58	6.00000000	711.55	5,241.49	5,953.04	0.00	0.00	0.00	1,047,587.03
B-3	749580AW6	1,049,736.09	1,048,334.62	6.00000000	711.57	5,241.67	5,953.24	0.00	0.00	0.00	1,047,623.05
Deal Totals		**524,844,825.95**	**519,601,703.84**		**2,910,420.16**	**2,633,647.02**	**5,544,067.18**	**0.00**	**0.00**	**0.00**	**516,691,283.68**

[1].Notional Balance

Section 1 reports only the Offered and Non-Offered Certificates
not designated as Exchanged Certificates. Payments on
Certificates reported in Section 1 do not reflect any Exchanges
that may have been made on the Exchangeable Certificates.

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	749580AA4	986.68576280	7.33878836	4.93342880	12.27221716	0.00000000	0.00000000	979.34697444
A-2	749580AB2	986.68576280	7.33878840	4.93342880	12.27221720	0.00000000	0.00000000	979.34697440
A-3	749580AC0	989.58828184	5.73867782	4.94794144	10.68661926	0.00000000	0.00000000	983.84960401
A-4	749580AD8	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-5	749580AE6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000500
A-6	749580AF3	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-7	749580AG1	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-8	749580AH9	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	749580AL0	997.85341197	7.01174562	0.00000000	7.01174562	0.00000000	0.00000000	990.84166635
A-V	749580AM8	990.01014805	0.00000000	0.10339321	0.10339321	0.00000000	0.00000000	984.46485162
R	749580AN6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	749580AQ9	998.66493288	0.67785849	4.99332444	5.67118293	0.00000000	0.00000000	997.98707439
M-2	749580AR7	998.66493172	0.67785646	4.99332487	5.67118133	0.00000000	0.00000000	997.98707526
M-3	749580AS5	998.66493284	0.67786034	4.99332666	5.67118701	0.00000000	0.00000000	997.98707250
B-1	749580AU0	998.66493284	0.67786034	4.99332190	5.67118224	0.00000000	0.00000000	997.98707250
B-2	749580AV8	998.66493284	0.67786034	4.99332190	5.67118224	0.00000000	0.00000000	997.98707250
B-3	749580AW6	998.66493111	0.67785609	4.99332170	5.67117779	0.00000000	0.00000000	997.98707502
A-9	749580AJ5	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-10	749580AK2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000

Section 2 contains information pertaining to both
Exchanged and Non-Exchanged Certificates, the
balances of which may have been affected by an
Exchange. The Factors reported in Section 2 do not
represent the actual status of Exchanges.

Deal Factor :	98.44648516%

GMAC RFC

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
A-9	6,192,000.00	6,192,000.00	6.00000000	0.00	30,960.00	30,960.00	0.00	0.00	0.00	6,192,000.00
A-10	41,990,000.00	41,990,000.00	6.00000000	0.00	209,950.00	209,950.00	0.00	0.00	0.00	41,990,000.00
Class Totals:	48,182,000.00	48,182,000.00		0.00	240,910.00	240,910.00	0.00	0.00	0.00	48,182,000.00

Section 3 contains information pertaining only to Exchanged Certificates, and does not represent the actual outstanding Certificates with regard to Exchanges having occurred.

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	07/01/2007	07/31/2007	30/360	246,671,440.70	6.00000000	1,233,357.20	0.00	0.00	0.00	0.00	1,233,357.20	0.00
A-2	07/01/2007	07/31/2007	30/360	98,668,576.28	6.00000000	493,342.88	0.00	0.00	0.00	0.00	493,342.88	0.00
A-3	07/01/2007	07/31/2007	30/360	51,980,103.68	6.00000000	259,900.52	0.00	0.00	0.00	0.00	259,900.52	0.00
A-4	07/01/2007	07/31/2007	30/360	40,310,000.00	6.00000000	201,550.00	0.00	0.00	0.00	0.00	201,550.00	0.00
A-5	07/01/2007	07/31/2007	30/360	1,680,000.00	6.00000000	8,400.00	0.00	0.00	0.00	0.00	8,400.00	0.00
A-6	07/01/2007	07/31/2007	30/360	4,512,000.00	6.00000000	22,560.00	0.00	0.00	0.00	0.00	22,560.00	0.00
A-7	07/01/2007	07/31/2007	30/360	21,740,000.00	6.00000000	108,700.00	0.00	0.00	0.00	0.00	108,700.00	0.00
A-8	07/01/2007	07/31/2007	30/360	29,348,000.00	6.00000000	146,740.00	0.00	0.00	0.00	0.00	146,740.00	0.00
A-V	07/01/2007	07/31/2007	30/360	519,601,703.84 [1]	0.12532382	54,265.39	0.00	0.00	0.00	0.00	54,265.39	0.00
M-1	07/01/2007	07/31/2007	30/360	12,579,882.56	6.00000000	62,899.41	0.00	0.00	0.00	0.00	62,899.41	0.00
M-2	07/01/2007	07/31/2007	30/360	3,144,795.87	6.00000000	15,723.98	0.00	0.00	0.00	0.00	15,723.98	0.00
M-3	07/01/2007	07/31/2007	30/360	2,096,597.16	6.00000000	10,482.99	0.00	0.00	0.00	0.00	10,482.99	0.00
B-1	07/01/2007	07/31/2007	30/360	1,048,298.58	6.00000000	5,241.49	0.00	0.00	0.00	0.00	5,241.49	0.00
B-2	07/01/2007	07/31/2007	30/360	1,048,298.58	6.00000000	5,241.49	0.00	0.00	0.00	0.00	5,241.49	0.00
B-3	07/01/2007	07/31/2007	30/360	1,048,334.62	6.00000000	5,241.67	0.00	0.00	0.00	0.00	5,241.67	0.00
A-9	07/01/2007	07/31/2007	30/360	6,192,000.00	6.00000000	30,960.00	0.00	0.00	0.00	0.00	30,960.00	0.00
A-10	07/01/2007	07/31/2007	30/360	41,990,000.00	6.00000000	209,950.00	0.00	0.00	0.00	0.00	209,950.00	0.00
Deal Totals				**564,058,328.03**		**2,874,557.02**	**0.00**	**0.00**	**0.00**	**0.00**	**2,874,557.02**	**0.00**

1.Notional Balance

Section 4 contains information pertaining to both Exchanged and Non-Exchanged Certificates, the balances of which may have been affected by an Exchange. The information reported in Section 4 does not represent the actual status of Exchanges.

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	5,488.76	5,488.76	0.00	0	0.00	108,037.14	23,288.08	40,550.63	0.00	0.00	0.00

GMAC RFC

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,095	1,085	N/A	227	4	0	0	0	1,081
	Balance/Amount	524,844,825.95	519,601,703.84	353,261.88	442,306.99	2,114,851.27	N/A	0.00	0.00	516,691,283.70

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.39396355	6.39103610	357.22	354.66	6.08230577	6.07943156	6.08230577	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	5.75%	5.31%			5.31%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,062	509,557,481.15	0	0.00	0	0.00	0	0.00	0.00	1,062	509,557,481.15
30 days	15	5,756,079.14	0	0.00	0	0.00	0	0.00	0.00	15	5,756,079.14
60 days	3	1,003,693.31	0	0.00	0	0.00	0	0.00	0.00	3	1,003,693.31
90 days	1	374,030.10	0	0.00	0	0.00	0	0.00	0.00	1	374,030.10
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	1,081	516,691,283.70	0	0.00	0	0.00	0	0.00	0.00	1,081	516,691,283.70
Current	98.24%	98.62%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.24%	98.62%
30 days	1.39%	1.11%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.39%	1.11%
60 days	0.28%	0.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.28%	0.19%
90 days	0.09%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.07%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

11. Delinquency Data

	Totals			Totals			Totals			Totals			Totals	
	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
1 Month	15 1.39%	5,756,079.14 1.11%	13 Months	0 0.00%	0.00 0.00%	25 Months	0 0.00%	0.00 0.00%	37 Months	0 0.00%	0.00 0.00%	49 Months	0 0.00%	0.00 0.00%
2 Months	3 0.28%	1,003,693.31 0.19%	14 Months	0 0.00%	0.00 0.00%	26 Months	0 0.00%	0.00 0.00%	38 Months	0 0.00%	0.00 0.00%	50 Months	0 0.00%	0.00 0.00%
3 Months	1 0.09%	374,030.10 0.07%	15 Months	0 0.00%	0.00 0.00%	27 Months	0 0.00%	0.00 0.00%	39 Months	0 0.00%	0.00 0.00%	51 Months	0 0.00%	0.00 0.00%
4 Months	0 0.00%	0.00 0.00%	16 Months	0 0.00%	0.00 0.00%	28 Months	0 0.00%	0.00 0.00%	40 Months	0 0.00%	0.00 0.00%	52 Months	0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%	17 Months	0 0.00%	0.00 0.00%	29 Months	0 0.00%	0.00 0.00%	41 Months	0 0.00%	0.00 0.00%	53 Months	0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%	18 Months	0 0.00%	0.00 0.00%	30 Months	0 0.00%	0.00 0.00%	42 Months	0 0.00%	0.00 0.00%	54 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%	19 Months	0 0.00%	0.00 0.00%	31 Months	0 0.00%	0.00 0.00%	43 Months	0 0.00%	0.00 0.00%	55 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%	20 Months	0 0.00%	0.00 0.00%	32 Months	0 0.00%	0.00 0.00%	44 Months	0 0.00%	0.00 0.00%	56 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%	21 Months	0 0.00%	0.00 0.00%	33 Months	0 0.00%	0.00 0.00%	45 Months	0 0.00%	0.00 0.00%	57 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%	22 Months	0 0.00%	0.00 0.00%	34 Months	0 0.00%	0.00 0.00%	46 Months	0 0.00%	0.00 0.00%	58 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%	23 Months	0 0.00%	0.00 0.00%	35 Months	0 0.00%	0.00 0.00%	47 Months	0 0.00%	0.00 0.00%	59 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%	24 Months	0 0.00%	0.00 0.00%	36 Months	0 0.00%	0.00 0.00%	48 Months	0 0.00%	0.00 0.00%	60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%			0.00 %
Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	95.93580744%	100.00000000%

	Ending Percentage
M-1	2.43854619%
M-2	0.60960267%
M-3	0.40641469%
Class M Total:	3.45456355%
B-1	0.20320734%
B-2	0.20320734%
B-3	0.20321433%
Class B Total:	0.60962901%

Ending Percentage uses Beginning Certificate Principal Balance

GMAC RFC

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Certain Classes of Exchanged Certificates have multiple possible outstanding balances determined by the Combination method opted for by the investor. These Certificates are designated with an additional suffix to the class name that pertains to the Combination that is exercisable in obtaining the noted Certificate.

Credit Support Depletion Date has not occurred

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mtg Securities I, 2007-S5
August 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,561,866.45
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	5,488.76
Total Deposits	5,567,355.21

Uses of Funds	Amount
Transfer to Certificate Account	5,544,067.18
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	23,288.04
Derivative Payment	0.00
Total Withdrawals	5,567,355.22
Ending Balance	0.00